EXHIBIT 99.1

Himax Technologies, Inc. Announces Closing of Secondary Offering of 25,399,753 ADSs by Selling Shareholder Innolux Corporation

TAINAN, Taiwan, June 19, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a supplier and fabless manufacturer of advanced display drivers and other semiconductor products, today announced the closing of the previously announced underwritten offering by selling shareholder Innolux Corporation ("Innolux") of 25,399,753 American Depositary Shares ("ADSs"), including 3,313,011 ADSs sold pursuant to the underwriters' over-allotment option. The underwriters have exercised in full their over-allotment option to purchase the 3,313,011 ADSs. Immediately following the closing, Innolux has ceased to be the Company's shareholder. The Company did not sell any ADSs in the offering and did not receive any proceeds from the offering. Innolux's sale of the ADSs will not result in dilution of the Company's outstanding shares.

Citigroup Global Markets Inc. acted as global coordinator for the offering and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chardan Capital Markets, LLC and Credit Suisse Securities (USA) LLC acted as joint bookrunners for the offering. Oppenheimer & Co. Inc., Rosenblatt Securities Inc. and Craig-Hallum Capital Group LLC acted as co-managers of the offering.

The offering was made pursuant to the Company's shelf registration statement on Form F-3, which has been declared effective by the Securities and Exchange Commission ("SEC") on June 10, 2013. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company's registration statement and the final prospectus supplement are available from the SEC website at: http://www.sec.gov. Copies of these documents may also be obtained from Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, United States, telephone: +1-212-816-6000.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax's main products include display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Headquartered in Tainan, Taiwan, the Company has offices in Hsinchu and Taipei, Taiwan and in China, Korea, Japan and the US.

www.himax.com.tw

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Company Contacts
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext. 22300 or
         US Tel: +1-949-585-9838 Ext. 252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext. 22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com